VIA EDGAR

August 8, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3233
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kasey Robinson

Re:	Avalon GloboCare Corp. Acceleration Request for Registration Statement on Form S-1 File No. 333-224343

Requested Date:	August 9, 2018
Requested Time:	4:00 p.m. Eastern Time

Dear Ms. Robinson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Avalon GloboCare Corp. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 9, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Thomas Levato at (212) 459-7256. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Thomas Levato, by facsimile to (212) 355-3333.

If you have any questions regarding this request, please contact Thomas Levato of Goodwin Procter LLP at (212) 459-7256.

Sincerely,

Avalon GloboCare Corp.

By:	/s/ Luisa Ingargiola
Name: Luisa Ingargiola
Title: Chief Financial Officer